DAVID LUBIN & ASSOCIATES, PLLC
                            26 East Hawthorne Avenue
                             Valley Stream, NY 11580
                            Telephone: (516) 887-8200
                            Facsimile: (516) 887-8250

                                          December 29, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:  Rolaine Bancroft

         Re:      Datastand Technologies, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed on December 22, 2006
                  File Number 000-25879

Ladies and Gentlemen:

         Pursuant to our telephone conversation with Rolaine Bancroft on December 27, 2006, we are hereby submitting to the Securities and Exchange Commission (the "Commission") our proposed revisions to the Preliminary Proxy Statement on Schedule 14A filed by Datastand Technologies, Inc. (the "Company") with the Commission on December 22, 2006 (the "Proxy Statement"). In such telephone conversation, Ms. Bancroft requested that the Proxy Statement be revised to provide a more complete discussion of the reasons why the Company desires to change its name from "Datastand Technologies, Inc." to "Metabolic Research, Inc." Ms. Bancroft requested that we file with the Commission this letter containing our proposed revisions to the Proxy Statement for the Commission's review, and that the Commission will thereafter advise us whether such proposed revisions are sufficient and will also provide instructions on whether the Company should file the revised proxy statement as an amended preliminary proxy statement or as a definitive proxy statement.

         We propose to revise the Proxy Statement by adding the following disclosure under the section entitled "Proposal No. 1, Change in the Company's Name from "Datastand Technologies, Inc." to "Metabolic Research, Inc.":

         Our Board has determined that it is in the best interests of our Company and its shareholders to change the name of our Company to better reflect the new focus of our business activities. Until recently, we were focused on developing and marketing a database containing fundamental corporate data on companies quoted on the OTCBB for the purpose of selling licenses to the database's content to customers in a variety of formats. Our corporate name, "Datastand Technologies, Inc." was appropriate for such business activities. However, the Board has recently resolved to change the focus of our Company's business to the development of business opportunities within the health care industry. We are now focused on investigating new technologies and other business opportunities in the life sciences and health care fields. To such end, we are currently reviewing an opportunity to obtain a license to use certain technologies for the purpose of producing anti-inflammatory and analgesic products used to treat and cure inflammatory diseases. Our Board believes that the name "Datastand Technologies, Inc." is no longer appropriate to our business activities. Our Board believes that the proposed name "Metabolic Research, Inc." reflects such business activities better than our current name.

         Upon our receipt of confirmation from the Commission that the above proposed revisions are sufficient, we will revise the Proxy Statement accordingly. We respectfully request that, upon our receipt of such confirmation, we will be permitted to file the revised Proxy Statement with the Commission as a Definitive Proxy Statement instead of as an amendment to the Preliminary Proxy Statement.

         Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.


                                Very truly yours,

                                /s/ George Choriatis
                                --------------------
                                George Choriatis


cc: Mr. Nick Montesano